Unum Health USA, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period April 16, 2021 (Inception) to May 31, 2021
Cash flows from operating activities:	
Net income	$ -
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of common stock	100
Net cash provided by financing activities	100
Net cash increase for period	100
Cash at beginning of period	-
Cash at end of year	$ 100
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -